Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Radius Global Infrastructure, Inc.:

We consent to use of our report dated March 30, 2021, with respect to the consolidated balance sheets of Radius Global Infrastructure, Inc. and subsidiaries (the Company) as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the periods from February 10, 2020 to December 31, 2020 (Successor), and from January 1, 2020 to February 9, 2020 and for the year ended December 31, 2019 (Predecessor), incorporated herein by reference and to the reference under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

November 1, 2021